Filed by Worldwide Webb Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Worldwide Webb Acquisition Corp.

Commission File No. 001-40920

Transcript of Daniel Webb, CEO of Worldwide Webb Acquisition Corp. (the “Company”), and Sudhir Panikassery, CEO of Aeries Technology Group Business Accelerators Private Limited (“Aeries”) on SPACInsider Podcast

Show: SPACInsider Podcast

Speakers:

Daniel Webb, Worldwide Webb Acquisition Corp.

Sudhir Panikassery, Aeries Technology Group

Nick Clayton, SPACInsider

Marlena Haddad, SPACInsider

TRANSCRIPT

Nick Clayton:

Hello and welcome to another SPACInsider podcast, where we bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. SPACs have been searching hard for combination targets with lean balance sheets and strong cash flow. So why not combine with a company that helps other companies develop lean balance sheets and strong cash flow? Aeries Technology does just that, working frequently in conjunction with private equity firms to find efficiencies in their target companies amid a turnaround.

I’m Nick Clayton and this is my colleague, Marlena Haddad and I, speak with Sudhir Panikassery, founder and CEO of Aeries. It announced a $391 million combination with Worldwide Webb Acquisition Corp in March. Sudhir explains why sourcing clients through private equity firm partners has helped it maintain sticky retention, while expanding its margins as it embeds its services deeper in company operations. Daniel Webb, CEO and CFO of Worldwide Webb also joins to discuss why Aeries is a fit for the current climate, and how they have structured the transaction to provide additional potential upside. Take a listen.

And so, Daniel, it’s been an interesting year that, or actually two years almost that you’ve been searching. And I’m just really interested in and how did you come around to Aeries and what was your thesis when investing?

Daniel Webb:

Yeah, thanks. It was a very interesting time. As you mentioned, we talked to and looked at over 200 companies, but Aeries really stood out as the key target for us. And really, it was their profitable growth that originally caught my attention. They’ve actually been able to grow profitably and with no outside capital since 2013. And so that was really what caught my attention.

But then I wanted to dig in deeper to see what is it that really made them able to achieve such high growth while maintaining strong margins. And what I learned was that they have a really differentiated product offering. And so I think about what they do in two layers, one being outsourcing, and one being technology and services that sits on top of that. And so if you think about a company in the US, they’re looking to hire, build their team, fill out their org chart, and they can do that with local talent, or they could use Aeries and fill out their org chart with people that will cost 65% less than if they hire those people locally. And so what Aeries is able to do is slot in people, senior people across engineering, across finance, cybersecurity, HR, and so across the full organization, really fill out the places where the company can use additional people and do so at a 65% less cost.

You know, that’s very differentiated compared to what’s out there in the market. There are some other vendors that would do outsource services and outsource to low-cost geographies. However, the connectedness that Aeries has with the client, where the people that are working for Aeries are really part of the org chart. And so it’d be actually your controller and his team that are working directly with the company rather than a distant vendor relationship where you’re sending something over the wall on a specific project and having that come back.

And so that integration with the company where the company can actually really use these resources in the best way creates synergies for both sides so that the client, the people that are working for Aeries, they really get a much better work experience because they’re actually integrated into the US company. And so they have the chance for promotion, chance for understanding the entire company. And then that just leads to better business outcomes for the companies that they’re working with.

And then they also had a differentiated go-to-market strategy. And so we saw that they were integrated at every time a private equity firm was going out, acquiring another company, they can bring in Aeries. Aeries can see where there’s opportunities to put in outsourcing, put in an additional technology services on top of what’s already there, and from the outset really be a part of the strategy alongside the private equity firm.

And so that go-to market where they’re now built into 10 private equity firms and their portfolio companies was a really differentiated go-to-market strategy. And so all of that has led to really strong unit economics and profitable growth. And so we saw that as a strong differentiator and a company that had better metrics than we’d seen across more than 200 companies that we’d looked at.

Nick Clayton:

Definitely. And for, Sudhir, Daniel walked through a lot of the suite of services you guys have been growing and building over time there, but when was it that you first saw the private equity transactions as being a catalytic event and a good time as creating a market for what you do and in terms of making companies more efficient?

Sudhir Panikassery:

We started looking at this somewhere in 2012, but in essence, the journey towards that started with our earlier venture called MModal, which is one of the world’s largest healthcare services technology company. We sold that in 2012 to JPMorgan, One Equity Partners, for $1.1 billion. Around that time, from our experience of working with private equity throughout our earlier venture, we kind of realized that private equity as ultimate stakeholder in portfolio companies, especially where they have taken controlled investments, is an ideal opportunity to provide benefits, not just to the portfolio company but also to the private equity themselves.

What does a private equity look for? They look for value creation, and value creation comes from margin expansion as in the portfolio company, as well as general technological upgradation of the portfolio company. Both of these key elements creates a value creation that ultimately benefits the private equity. And for us, that nicely fell into what next we should do from a business venture perspective once we are sold MModal to One Equity Partners. So our journey started in 2012, but the preparatory work on that in terms of assessment, et cetera, started well before.

Marlena Haddad:

Right, and so looking at your sales cycle, how early does Aeries come into the process? Do you consult with private equity firms before they make their transactions?

Sudhir Panikassery:

So typically in a private equity-led situation, we come into the stage where they’re in the pretty advanced in terms of acquisition of the target. The data room is filled up. There’s a lot of work already done. We kind of work through the data room to evaluate all the functional and activities without exception in the target organization. So we come in pretty early.

Many times it also happens that the private equity relationship happens, but they already have existing portfolio companies. In that situation, especially where the portfolio companies are controlled investment by the private equity, we get in as consultants, advisors to look at their business structure, and then we start this journey. So that process takes maybe around four to five months. But in an acquisition process by the private equity, we come in pretty early.

Marlena Haddad:

And so among your services, what are some of the things that you feel like just about every company that you look at can benefit from? And what are some of the areas where you’ve seen the average company getting better before you engage with them?

Sudhir Panikassery:

What we do is that we fill in a big gap in today’s ecosystem, which is driven by very short business cycles, needing the company to change directions, change strategies, adopt and implement business structures that are critical, not just for their existence but for the growth and expansion. The traditional models of outsourcing doesn’t allow that, which is you can set up a subsidiary in the right location, ramp it up, or you can go to a vendor or vendors. Both of these models are highly inefficient. It’s not geared for today’s business cycles.

We kind of fill that gap because in our engagement model, which is a, I would say, clear benefit to the client organization. We integrate into the client’s business structure and to their business strategy. We become seamlessly part and parcel of their business organization. We are able to then strategize multiple things, not just outsourcing under a different model, but also bring in technology capabilities, analytics capabilities, new age technology solutions in the right context, because we have visibility into the entire structure of the client organization.

So this puts us in an ideal situation for the client to benefit from our expertise, which is critical for the client because in today’s environment you have to be not just a lean organization, your organization has to be upgraded technologically, plus you have to continuously be lean as you go forward over the years. So our model actually helps them drive towards that in a very smooth, non-disruptive and a clean way.

Nick Clayton:

Great. And we’ve touched upon a little bit in terms of how you’re able to source a large amount of your client pipeline through your existing network among those private equity companies and their portfolio companies. But the company I see does still have some customer acquisition costs. And so what goes into that for you guys? And about how much of Aeries’ business is coming from outside of those existing relationships?

Sudhir Panikassery:

So we grew by default with the private equity because of relationship we had with them. With their first portfolio company, they acquired in 2012, which was a small carve-out of a much larger organization to $25 million in revenue. We kind of fine-tuned our model with them and then expanded with their private equity as they acquired more and more portfolio companies over the years.

Today we work with 10 private equities, all of them marquee names and their portfolio companies. In addition, we have got referrals from CXOs, who left these portfolio companies, joined other organizations and came back to us to help them in their organization because understood the benefit they derived from the relationship in the portfolio company they were when we are engaged with them. So all this while why we have been experiencing a 32% growth. Our expenses on sales and marketing has been pretty low because all of these client acquisitions have come through our connections, our network and relationships.

And as the years progressed, it was word-of-mouth, satisfied CXOs bring in reference the private equities themselves referring to other private equities especially where they have joint co-invest situations and so on and so forth. So really speaking very low cost of acquisition of customers. So that has been our story so far. It has resulted into significant year-on-year growth. And we are expanding pretty fast, especially the last two to two and a half years.

Nick Clayton:

Great. And looking at beyond I guess organic growth and into some of the opportunities and inorganic growth, what are some of the things that you’ve been looking for in terms of acquisition targets on both the smaller tuck-in scale versus, and what might be different in terms of what you might be searching for in terms of a more transformative move in M&A?

Sudhir Panikassery:

As part of a strategy, we are looking at very strong organic growth and expanding the velocity of that. That’s one part. The second part is inorganic. In inorganic, we are looking at tuck-in acquisitions, basically fulfilling three criteria. One, a geographical coverage in terms of customer base and operations. Second, service area augmentation that augments the current services that we provide. Third, reasonable capabilities in new-edge technology solutions, analytics and evolving technology solutions for their client base. So these are the criterias that we have used to identify the targets for the tuck-in acquisitions.

So in all these tuck-in acquisitions will expand our customer base, expand our service area capabilities, and expand our area of operations and bring us to a different level of velocity coupled with the organic growth that is already significant. So that’s a path we have chosen, and we expect that to start getting implemented post-de-SPAC.

Marlena Haddad:

Right. And your materials note that you’ve been EBITDA-positive for quite some time now, and you currently project to double your EBITDA margins from 14% in 2021 to 28% in 2024. What exactly is driving that margin growth?

Sudhir Panikassery:

Yeah, so in our model, as I said, we integrate into the client’s organization. And typically we go through a path that is in four stages. Stage one and stage two is initial phase, where we start implementing our engagement model and ramping up the outsourcing activity. Stage three is where, based on stage one and stage two and then knowledge that we are gained from there, we identify areas within the organization structure where we can implement new-age technology solutions, bring in automation tools, bring in analytics, and so on and so forth.

Marlena Haddad:

And let’s walk through how your land and expand strategy works over time. What services are you typically looking to branch into each year you have a new client? And what typically happens when the private equity firm exits their investment in the company?

Sudhir Panikassery:

In the land and expand approach, which is, from our perspective, a typical stage one to stage four process as a contract goes through a maturity process with the client. As I said in stage one and stage two, where we typically start with outsourcing under the unique engagement model as a starting point. What we exactly do is that we evaluate the organization across all functions, all activities without exception.

We kind of slot them into three categories. The category A is where we identify opportunities and functions and activities for outsourcing, with that is basically the cost takeout. The category B is where we identify opportunities for process optimization, workflow improvements, automation, et cetera. Stage three is where the category C is, where we identify opportunities for implementing new-age technology solution, digital transformation, technological upgrade, vision in general and so on and so forth. And stage four is where we fully integrate into the customer’s organization structure. So basically it goes through these four stages until we are finally fully-integrated into the business structure of the customer.

As far as we are concerned, the private equity in a private equity helps portfolio company situation. The private equity is a stakeholder. It’s an owner of the company. Our MSA is with the portfolio company, and we are fully integrated by stage four with the client organization. It becomes part and parcel seamlessly of their organization structure and their business strategy. When the ownership changes in a private equity situation, typically three years, four years, five years, nothing changes as far as a portfolio company is concerned operationally.

Operationally, we become integral to their business structure. The incoming private equity actually sees, during the diligence process itself, the benefits that we bring to the portfolio company in terms of margin expansion and general technological accreditation and making a lean organization out of this structure that the portfolio company has put across. And they see the benefits of us continuing to engage. And in most of these cases, the management team drives the decisions, so our engagement continues. What happens as a collateral benefit in such situation is that the new private equity sees the benefit of this and examines possibilities and potential for engaging us with their portfolio companies that may require these services.

Marlena Haddad:

And getting more into the SPAC side of things, how did you come to the conclusion that now was a good time for Aeries to become a public company? And how did you ultimately land on the SPAC route to make that happen?

Sudhir Panikassery:

Yes, so last three to four years, we have been working on our strategy for growth, reaching certain substantial milestones. Our mission is to become a significant player in the outsourcing field under a unique engagement model, which will be disruptive, which is a differentiated model. To achieve that, our path was organic plus inorganic very clearly. This was built around three to four years back. While we export multiple opportunities structures to achieve that, around 2021, we came across Daniel and his SPAC, and we examined that very closely. We realized that in a SPAC situation for us to achieve the strategies, SPAC makes better sense because it gives us control over the organization. It gives us control over the operations. It gives us control of the board.

All these three elements are critical for us to ensure that we take decisions, execute those decisions strategically to achieve the objective of becoming a significant player. And the SPAC situation also leads to a public company situation because of accelerated growth that we are experiencing, we feel that we are in a right spot. From a growth perspective and a public company situation via SPAC is much more efficient from a time perspective, and it enables us to have that flexibility and leverage of that public company situation offers for us to accelerate our growth path.

Nick Clayton:

And Daniel, you touched upon your search process a bit right at the very beginning here, but I just wanted to go back to that a little bit just in that it was interesting that I saw your initial S-1 showed that Worldwide Webb was going to be initially looking at internet companies like direct-to-consumer brands, FinTech and online marketplaces, but also you IPO’d in October 2021 when the market conditions were a little bit brighter for those types of companies. I’m just curious, as you were looking at targets throughout this period of time, did your criteria shift at all with the climate? And what were you seeing as, I guess, Aeries was rising to the top among the companies you were looking at?

Daniel Webb:

Yeah, so we still have the same acquisition criteria, which is find a market-leading platform with a differentiated product offering, a sustainable growth opportunity, large TAM, and attractive unit economics. And we were able to find that in Aeries. And so really what differentiated Aeries versus the others that we saw, especially in the changing market conditions as you mentioned, is we really started to focus on profitable growth and profitability, right?

And I think early on in the process, the general market was looking at growth at any cost, and then there was the market shift to profitability and cash flow. And so we want to make sure that we have an offering that the market’s going to love and be able to support. And we found that in Aeries, and their profitable growth and the high cash flows.

And so across all of our acquisition criteria, Aeries was able to score 10 out of 10, and those criteria didn’t change. But the shift in focus to a highly-profitable company happened across the entire market. And so we think that Aeries is going to be unique in the SPAC offerings that are coming out currently as well as new issues, and that they have a very profitable model that’s growing significantly.

Nick Clayton:

And as you mentioned, we’ve seen a lot of SPAC deals in sectors that are very new and sometimes targets that are somewhat pre-commercialization and things like that, which always makes the valuation question really difficult. But I guess probably one of the favorable things, or I guess more attractive things about Aeries is that it does have several public-listed peers out there. And so just can you walk us through a little bit of your strategy as you’re walking into the valuation question once you got to that stage?

Daniel Webb:

Yeah, as you mentioned, there are a lot of public comps out there. Obviously, from a business-model perspective, Aeries is differentiated. But from a comps’ perspective, we were looking at EBITDA multiples and on a 2024 basis, we were able to come in at a very attractive multiple, so around 10 times on 2024. And we think that that’s a significant discount where the comps are trading around 15 times. And so we feel really good about the margin of safety that’s created for ourselves as well as the investor universe.

And then on top of that, we created a unique structure where there are bonus shares for investors that don’t redeem. And so we want to incentivize people to come into the stock, hold it and not redeem at the end of the de-SPAC. And for those that do, will get incentive bonus shares. And so it’s possible for people to come in at a five times 2024 EBITDA multiple, whereas the comps are trading at 15.

And so we think that they’ll trade up at least to where the comps are, but given that they’re trading, growing significantly faster and have higher margins than the comps, we think that in reality they should trade at a much higher multiple. And so we think this is really attractive. And that was part of our investment thesis as well, is finding an attractive valuation, which we think we’ve done here with Aeries. And for public investors that are coming in, they get to come in an even better situation, better multiple.

Nick Clayton:

That was actually exactly what I wanted to ask about next. In terms of some of the thoughts you put into structuring this with the bonus shares, there was that, which you touched on. But just how did you look at the process for aligning value between the sponsor and the Aeries over the medium-term?

Daniel Webb:

I mean, all of us have the same goals, right, and so that made it very easy. Sudhir and I early on in the process were able to align ourselves a goal of how can we raise significant amount of capital for the business as well as create a strong trading post-deSPAC? And so really we set it up to hit those goals. And so the bonus shares come in to allow people to get a discount so that we can raise additional capital upfront. And then we also think that it creates a really great entry price where people can ride along with us on the upside and the equity as they hit their goals.

And so really as this trades up to where it should, based on the comps, we have significant upside that’s built-in for everyone. And obviously this is a long-term play for all of us. And so the company and management team, they’re not selling any of their shares, they’re rolling 100% in. And so we see this as how do we create really long-term value for all shareholders? And that’s how we structured it. And it was fairly easy to come across that conclusion because we were aligned on that vision from day one. Nobody’s trying to make a quick exit.

Marlena Haddad:

And so just going off of that, given that final redemptions are still an unknown, how much do Aeries’ plans for the next two years change based on what the final proceeds wind up being from this deal?

Daniel Webb:

So actually because they’re profitable, it’s different than probably you’ve seen in other SPACs. Actually, the financial model that’s been put together by Aeries does not include additional capital through the de-SPAC. And so anything that would come in addition to that would be additional upside and opportunity for them to deploy capital across additional marketing, additional sales for organic growth as well as an additional inorganic growth.

And so we see this as a massive opportunity. Any additional capital that comes in can really accelerate the business beyond what they can do just off their own cash flows. And so what you see in the model there can be achieved without additional capital. And so we see this as a real opportunity to step on the gas and get additional capital into the business and accelerate M&A.

Marlena Haddad:

And what would you say is a new service or technology that you’re most excited to fold into what you’re already doing for clients?

Sudhir Panikassery:

So as part of our process, we have a pretty strong technology team. And as I said, we came from the background of building up one of the world’s largest healthcare services and technology company. We built it from $100,000 dollars to more than $500 million in turnover, including building up the technology elements over there.

Similarly, over here in Aeries, our strategy is to build up on that, most of the team members, the leadership, we have been around from our earlier ventures. Our intention in this new venture, related to the new venture, I would say, is to build it to a similar product and a bigger size over a period of time with technology being the key driver. So we have a pretty strong technology team that has built solutions, products, not just with traditional technology elements, but also a new-age technology solutions, blockchain, AI-based solutions and so on and so forth that is consistently, continuously being evaluated, implemented, and commissioned as we move along.

So we see that technology will play a very critical role as we move to the stage three in each of our clients. And the team is constantly integrated in discussions with the client organization, understands the technology roadmap, and understands also potential solutions and areas that can be built in.

In our view, the importance of technology is critical. It’ll move towards new-age technology solutions, AI- based technology solutions, blockchain-based, secure technology elements. As far as the newer elements that are coming in terms of ChatGPT and Metaverse and so on and so forth, we see this as moving towards that direction very fast. And our technology team is fully-clued in. And as we speak, evolving solutions, building up potential solutions and so on and so forth. So this is how we see our integration with that client evolving into a technology-driven partnership with the client organization.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between the Company and Aeries. This communication includes certain statements that are not historical facts but are forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended, for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to statements regarding the anticipated benefits of the proposed transaction, the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, and the anticipated timing of closing of the proposed transaction. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (iv) the risk that the transaction may not be completed by the Company’s business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by the Company; (v) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the Business Combination Agreement by the shareholders of the Company, the satisfaction of the minimum cash on hand condition following redemptions by the public shareholders of the Company and the receipt of any governmental and regulatory approvals; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vii) the impact of COVID-19 on Aeries’s business and/or the ability of the Parties to complete the proposed transaction; (viii) the effect of the announcement or pendency of the transaction on Aeries’s business relationships, performance, and business generally; (ix) risks that the proposed transaction disrupts current plans and operations of Aeries and potential difficulties in Aeries employee retention as a result of the proposed transaction; (x) the outcome of any legal proceedings that may be instituted against Aeries or the Company related to the Business Combination Agreement or the proposed transaction; (xi) the ability to maintain the listing of the Company’s securities on the Nasdaq Global Market or the Nasdaq Capital Market; (xii) potential volatility in the price of the Company’s securities due to a variety of factors, including economic conditions and the effects of these conditions on Aeries’s clients’ businesses and levels of activity, changes in laws and regulations affecting Aeries’s business and changes in the combined company’s capital structure; (xiii) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xiv) the risk that the post-combination company may never achieve or sustain profitability; (xvii) the Company’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; and (xv) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations.

These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus (the “Proxy”) that we intend to file with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors that we intend to present in the registration statement on Form S-4 to be filed with the SEC are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s periodic reports and other filings with the SEC, including the risk factors identified in Worldwide most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither the Company nor Aeries undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company intends to file the Proxy with the SEC, which will be distributed to holders of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the proposed transaction and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, the Company will mail a definitive Proxy to its stockholders. The Company Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Company and the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that the Company or Aeries may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Company stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Worldwide Webb Acquisition Corp., 770 E Technology Way F13-16, Orem, UT.